UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiewen Li
Name:	Jiewen Li
Title:	Joint Company Secretary

Dated: November 30, 2015

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement entitled “Change of Joint Company Secretary”

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

CHANGE OF JOINT COMPANY SECRETARY

The board of directors (the “Board”) of CNOOC Limited (the “Company”) announces that with effect from 27 November 2015, Ms. Li Jiewen (“Ms. Li”), the General Manager (Director) of the Investor Relations Department (Office for the Board of Directors) of the Company, has been appointed as a joint company secretary of the Company. Ms. Li will be assisted by Ms. Tsue Sik Yu, May (“Ms. Tsue”), the other joint company secretary of the Company, to perform her duties as joint company secretary of the Company.

The Board also announces that Mr. Zhong Hua (“Mr. Zhong”) has no longer served as the joint company secretary with effect from 27 November 2015.

The Board further announces that The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) has granted a waiver for a period of three years from strict compliance with Rules 3.28 and 8.17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) with respect to the appointment of Ms. Li as the joint company secretary, who currently does not possess the qualifications of company secretary as required under Rules 3.28 and 8.17 of the Listing Rules.

CHANGE OF JOINT COMPANY SECRETARY

The Board of the Company announces that with effect from 27 November 2015, Ms. Li, the General Manager (Director) of the Investor Relations Department (Office for the Board of Directors) of the Company, has been appointed as a joint company secretary of the Company. Ms. Li will be assisted by Ms. Tsue, the other joint company secretary of the Company, to perform her duties as joint company secretary of the Company.

Born in 1965, Ms. Li Jiewen is currently the General Manager (Director) of the Investor Relations Department (Office for the Board of Directors) and the General Manager of the Controllers Department of the Company. Ms. Li is a senior economist and Certified Senior Enterprise Risk Manager and a member of CPA Australia. Ms. Li graduated from Shanghai Jiao Tong University with a bachelor’s degree in Naval Architecture and Ocean Engineering in 1987. She received a master’s degree in Management from Zhejiang University in 2001. Ms. Li joined China National Offshore Oil Corporation (CNOOC) in 1987 and has been working in the oil and gas industry for over 28 years. From 1987 to 1989, Ms. Li was a Structure Engineer in Nanhai East Oil Corporation of CNOOC.

From 1990 to 2003, she worked as the Structure Engineer, Budget and Planning Engineer, Budget Supervisor, Assistant Finance Manager of CACT (CNOOC-AGIP-Chevron-Texaco) Operators Group. From January 2004 to October 2006, she served as the Finance Manager of CNOOC China Limited Shenzhen Branch. From October 2006 to November 2010, Ms. Li was the Deputy General Manager of the Controllers Department of the Company. Ms. Li has been appointed as the General Manager of the Controllers Department of the Company in November 2010. Ms. Li has been also appointed as the General Manager (Director) of the Investor Relations Department (Office for the Board of Directors) of the Company since October 2015. Ms. Li is also the Director of Nexen Energy ULC, a subsidiary of the Company.

Ms. Li currently does not possess the qualifications of company secretary as required under Note 1 to Rule 3.28 of the Listing Rules. The Company has applied, and the Stock Exchange has granted, a waiver from strict compliance with Rules 3.28 and 8.17 of the Listing Rules (the “Waiver”) with respect to the appointment of Ms. Li as a joint company secretary of the Company for a period of three years from the date of appointment of Ms. Li as the joint company secretary of the Company (the “Waiver Period”) on the conditions that (i) Ms. Li will be assisted by Ms. Tsue during the Waiver Period; (ii) the Company will notify the Stock Exchange at the end of the Waiver Period for the Stock Exchange to revisit the situation. The Stock Exchange expects that, after the end of the Waiver Period, the Company will be able to demonstrate that Ms. Li can satisfy Rules 3.28 and 8.17 of the Listing Rules after having the benefit of Mr. Tsue’s assistance such that a further waiver will not be necessary; and (iii) the Company will announce the details of the Waiver. The Waiver applies to this case only and will be revoked immediately if and when Ms. Tsue ceases to provide assistance to Ms. Li. The Stock Exchange may withdraw or change it if the Company’s situation changes.

The Board also announces that Mr. Zhong has no longer served as the joint company secretary with effect from 27 November 2015.

The Board would like to take this opportunity to express its sincere gratitude to Mr. Zhong for his contributions to the Company during his tenure of office, and would like to express its warmest welcome to Ms. Li for taking up the appointment.

By Order of the Board
CNOOC Limited
Li Jiewen

Joint Company Secretary

Hong Kong, 30 November 2015

As at the date of this announcement, the Board comprises:

Executive Directors	Independent Non-executive Directors
Li Fanrong Wu Guangqi	Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

Non-executive Directors
Yang Hua (Chairman) Lv Bo